UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

WAFERGEN BIO-SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Nevada	**90-0416683**
(State or other jurisdiction of	(I.R.S. Employer
Incorporation or organization)	Identification No.)

7400 Paseo Padre Parkway
Fremont, CA 94555
(Address of principal executive offices)

WaferGen Bio-systems, Inc. 2008 Stock Incentive Plan, as amended
(Full title of the Plan)

Donald Huffman
Chief Financial Officer
7400 Paseo Padre Parkway
Fremont, CA 94555
(510) 651-4450
(Name, address, including zip code, and telephone number, including area
code, of agent for service)

With Copies to:

John. W. Campbell III, Esq.
John M. Rafferty, Esq.
Morrison & Foerster LLP
425 Market Street
San Francisco, California 94105
(415) 268-7000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)			

_____

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value per share	8,000,000	$0.1625 (2)	$1,300,000 (2)	$148.98

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement includes an indeterminate number of additional shares which may be offered and issued to prevent dilution from stock splits, stock dividends or similar transactions as provided in the above-referenced plan.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) and Rule 457(h) under the Securities Act, the proposed maximum offering price per share and the proposed maximum aggregate offering price have been determined on the basis of the average of the high and low prices reported on the OTC Bulletin Board on March 20, 2012.

PART I
INFORMATION REQUIRED IN THE
SECTION 10(A) PROSPECTUS

This registration statement is being filed pursuant to General Instruction E to Form S-8 in order to register an additional 8,000,000 shares of common stock, par value $0.001 per share, of WaferGen Bio-systems, Inc. (the "Registrant"), which may be offered or sold to participants under the WaferGen Bio-systems, Inc. 2008 Stock Incentive Plan (the "Plan"). The increase in the number of shares of common stock authorized for issuance under the Plan was approved by the Registrant's stockholders at the Registrant's 2011 annual meeting of stockholders held on December 30, 2011. Pursuant to General Instruction E to Form S-8, the contents of registration statement No. 333-152597 are incorporated herein by reference except to the extent supplemented, amended or superseded by the information set forth herein. Only those Items of Form S-8 containing new information not contained in registration statement No. 333-152597 are presented herein.

PART II
INFORMATION REQUIRED IN THE
REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Registrant with the Commission are incorporated by reference herein:

a. The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which includes audited consolidated financial statements for the fiscal year ended December 31, 2010.

b. The description of the Registrant's Common Stock contained in the Registrant's Statement on Form 8-A, filed under the Exchange Act on May 21, 2008, including any amendment or report filed for the purpose of updating such description.

c. All other reports filed by the Registrant pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since the end of the fiscal year covered by the audited financial statements described in (a) above.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

To the extent that any proxy statement or Form 8-K is incorporated herein by reference, such incorporation shall not include any information contained in such proxy statement or Form 8-K which is not, pursuant to the SEC's rules, deemed to be "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act.

Item 8. Exhibits.

Exhibit No.	Description
5.1	Opinion of McDonald Carano Wilson LLP.
23.1	Consent of Rowbotham & Company LLP.
23.2	Consent of McDonald Carano Wilson LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (contained on signature page).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on March 22, 2012.

WAFERGEN BIO-SYSTEMS, INC.

By: /s/ DONALD HUFFMAN
Donald Huffman
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ivan Trifunovich and Donald Huffman his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this registration statement on Form S-8, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ ALNOOR SHIVJI Alnoor Shivji	Chairman of the Board	March 22, 2012
/s/ IVAN TRIFUNOVICH Ivan Trifunovich	Chief Executive Officer, President and Director (Principal Executive Officer)	March 22, 2012
/s/ DONALD HUFFMAN Donald Huffman	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 22, 2012
/s/ ROBERT CORADINI Robert Coradini	Director	March 22, 2012

SIGNATURE	TITLE	DATE
/s/ SCOTT DAVIDSON Scott Davidson	Director	March 22, 2012
/s/ DR. R. DEAN HAUTAMAKI Dr. R. Dean Hautamaki	Director	March 22, 2012
/s/ JOEL KANTER Joel Kanter	Director	March 22, 2012
/s/ MAKOTO KANESHIRO Makoto Kaneshiro	Director	March 22, 2012
/s/ JOE PESCE Joe Pesce	Director	March 22, 2012
/s/ DR. TIMOTHY TRICHE Dr. Timothy Triche	Director	March 22, 2012

INDEX TO EXHIBITS

Exhibit No.	Description
5.1	Opinion of McDonald Carano Wilson LLP.
23.1	Consent of Rowbotham & Company LLP.
23.2	Consent of McDonald Carano Wilson LLP (contained in Exhibit 5.1).
24.1	Power of Attorney (contained on signature page).

EXHIBIT 5.1

OPINION OF MCDONALD CARANO WILSON LLP

March 22, 2012

WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555

Re: Registration Statement/Form S-8
2008 Stock Incentive Plan

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 to be filed with the Securities and Exchange Commission (the "SEC") by WaferGen Bio-systems, Inc. (the "Company") in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of eight million (8,000,000) shares of the Company's common stock, $0.001 par value (the "Plan Shares"), which will be issuable under the Company's 2008 Stock Incentive Plan, as amended (the "Plan").

In connection with our review, we have examined the proceedings taken by the Company in connection with the adoption of the Plan and the authorization of the issuance of the Plan Shares, and such documents as we have deemed necessary to render this opinion, including the Company's Bylaws and Articles of Incorporation, as amended. For the purpose of the opinion rendered below, we have assumed that in connection with the issuance of the Plan Shares, the Company will receive consideration in an amount not less than the aggregate par value of the Plan Shares covered by each such issuance.

Based upon and subject to the foregoing, it is our opinion that the Plan Shares, when issued and outstanding pursuant to the terms of the Plan, will be validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ McDonald Carano Wilson LLP

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
of WaferGen Bio-systems, Inc.:

We hereby consent to the incorporation by reference in Registration Statement (Form S-8) pertaining to the WaferGen Bio-systems, Inc. 2008 Stock Incentive Plan of our report dated March 31, 2011, with respect to the consolidated financial statements of WaferGen Bio-systems, Inc. included in its Annual Report (Form 10-K, as amended) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Rowbotham & Company LLP

San Francisco, CA
March 22, 2012